Exhibit 99.1

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4
(the “Company”)

Annual General Meeting of Shareholders
December 10, 2013

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations

The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

1.	Setting Number of Directors at Five	Outcome of Vote	Votes For	% Votes For	Votes Against	% Votes Against

		Carried	38,361,176	91.49	3,567,713	8.51

2.	Election of the Following Directors	Outcome of Vote	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Cristobal Colon de Carvajal		Carried	37,166,220	88.64	4,762,669	11.36
Raul Ferrer		Carried	34,243,970	81.67	7,684,919	18.33
Richard Fifer		Carried	31,161,629	74.32	10,767,260	25.68
David Kaplan		Carried	34,444,945	82.15	7,483,944	17.85
Pedro Pablo Permuy		Carried	33,756,251	80.51	8,172,628	19.49

3.	Appointment of Ernst & Young LLP, Chartered Accountants, as Auditors and Authorization for Directors to Fix Auditor Remuneration	Outcome of Vote	Votes For	% Votes For	Votes Withheld	% Votes Withheld

		Carried	38,199,595	91.11	3,729,294	8.89

4.	Approval of Shareholder Rights Plan	Outcome of Vote	Votes For	% Votes For	Votes Against	% Votes Against

		Carried	32,192,229	76.78	9,736,660	23.22

5.	Approval of Amended Stock Option Plan (15,500,000 Shares)	Outcome of Vote	Votes For	% Votes For	Votes Against	% Votes Against

		Carried	29,378,293	70.07	12,550,596	29.93

6.	Approval of Extension of Petaquilla Stock Option Grant	Outcome of Vote	Votes For	% Votes For	Votes Against	% Votes Against

		Carried	26,157,128	62.38	15,771,761	37.62

7.	Approval of Extension of Iberian Stock Option Grants	Outcome of Vote	Votes For	% Votes For	Votes Against	% Votes Against

		Carried	26,299,168	62.72	15,629,721	37.28